101 South Queen Street Martinsburg, West Virginia 25401 7000 Hampton Center Morgantown, West Virginia 26505 501 Avery Street Parkersburg, West Virginia 26101	600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	Southpointe Town Center 1800 Main Street, Suite 200 Canonsburg, Pennsylvania 15317 1217 Chapline Street Wheeling, West Virginia 26003 480 West Jubal Early Drive, Suite 130 Winchester, Virginia 22601

Sandra M. Murphy Telephone — (304) 347-1131 Facsimile — (304) 343-3058	February 3, 2017	E-Mail Address: smurphy@bowlesrice.com

VIA EDGAR

Era Anagnosti

Legal Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	United Bankshares, Inc.

Registration Statement on Form S-4 Filed December 9, 2016

File No. 333-215010

Dear Ms. Anagnosti:

On behalf of United Bankshares, Inc. (the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated December 30, 2016, regarding the Company’s registration statement on Form S-4 containing the preliminary prospectus and joint proxy statement filed with the Commission on December 9, 2016 (the “S-4”). For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response.

In some of the responses, the Company has agreed to change or supplement the disclosures in its filings. It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filing is materially deficient or inaccurate. Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

With this letter, the Company is filing Amendment No. 1 to the S-4 (“Amendment No. 1”) with the Commission today, which includes the revised disclosure and certain other updated information.

February 3, 2017

Prospectus Cover Page

1.	Please revise to disclose that the merger is subject to a floor price, as set forth in footnote (1) to the Calculation of Registration Fee Table. Please also disclose that if the price falls below the floor, Cardinal may elect to terminate the merger, unless United Bank agrees to increase the number of shares of its common stock to be issued to the Cardinal shareholders. In addition, please revise the above-noted footnote (1) disclosure to state that the registration of any additional shares which may be issued to accommodate the increase in the exchange ratio, will be accomplished through a separate registration statement. For guidance, please refer to Securities Act Rule 413 and Securities Act Rules Compliance and Disclosure Interpretation 610.01.

The Company respectfully acknowledges the Staff’s comment and has revised the cover page in Amendment No. 1 to address its comment. The Company has also revised footnote 1 to the Calculation of Registration Fee Table of Amendment No. 1 in response to the Staff’s comment to clarify that the Company will be required to file a separate registration statement to register additional shares upon the occurrence of a price decline below the contemplated floor.

United Bankshares, Inc. Notice of Special Meeting of Shareholders

2.	Please provide prominent disclosure here and elsewhere as appropriate, of the fact that the proposed merger is conditioned on the shareholders’ approval of an amendment to the Articles of Incorporation to increase the number of authorized shares of United Bankshares common stock. In this regard, we note “What would happen if the United Bankshares shareholders approved the United Bankshares Merger Proposal...” Q&A on page 3.

The Company respectfully acknowledges the Staff’s comment and has revised the Notice of Special Meeting of Shareholders in Amendment No. 1 and pages 48, 50 and 52 of Amendment No. 1 to provide the prominent disclosure contemplated by the Staff.

Certain Unaudited Prospective Financial Information, page 94

3.	We note your disclosure in the first full paragraph on page 95 stating that the prospective financial information was not included to influence shareholders’ decisions regarding how to vote on the merger and the transactions contemplated in connection with the merger, but that the information was provided solely because it was made available to other parties and their financial advisors. Please revise to remove this disclaimer as it represents an undue limitation on reliance on the prospectus disclosures.

The Company respectfully acknowledges the Staff’s comment and has revised page 95 to remove the disclaimer. Please see page 95 of Amendment No. 1.

February 3, 2017

United Bankshares Board of Directors Following Completion of the Merger, page 96

4.	Please file Mr. Clineburg’s consent as an exhibit with your next pre-effective amendment given his appointment to the United Bankshares’ board in connection with the merger transaction. Refer to Securities Act Rule 438.

The Company respectfully acknowledges the Staff’s comment and has included Mr. Clineburg’s consent as Exhibit 99.5 to its Amendment No. 1 filing.

Exhibit 5.1, Legal Opinion of Bowles Rice

5.	We note counsel’s statement in the penultimate paragraph that the shares have been duly authorized, when in fact, the approval of an amendment to the United Bankshares’ articles of incorporation to increase the number of authorized shares to be used in connection with the proposed merger is a condition precedent to the merger. Please advise or otherwise have counsel revise its opinion accordingly. For guidance please refer to Section II.B 2.f of Staff Legal Bulletin No.19.

The Company respectfully acknowledges the Staff’s comment and Bowles Rice LLP has revised its opinion to address the Staff’s comment in accordance with the terms of Staff Legal Bulletin No. 19, Section II.B.2.f. Please see Exhibit 5.1 filed with Amendment No. 1.

Exhibit 8.1, Tax Opinion of Bowles Rice

6.	It appears that counsel has filed a short-form tax opinion. Accordingly, the Material U.S. Federal Income Tax Consequences of the Merger disclosure on page 121 as well as Exhibit 8.1 must state clearly that the disclosure in the prospectus “is” the opinion of counsel. Please revise your disclosure and tax opinion accordingly, including to remove the assumption in the first full paragraph on page 122 stating that the discussion “assumes” that the merger constitutes a reorganization within the meaning of Section 368(a) of the Code. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

The Company respectfully acknowledges the Staff’s comment and Bowles Rice LLP has revised its opinion to address the Staff’s comment and revised the Material U.S. Federal Income Tax Consequences of the Merger disclosure as requested. Please see pages 121 and 122 of the Amendment No. 1 and Exhibit 8.1 filed in connection therewith.

***

February 3, 2017

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (304) 347-1131.

Very truly yours,

/s/ Sandra M. Murphy